ENERGY XXI (BERMUDA) LIMITED
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

September 8, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Sean Donahue

Re:
Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-152449) (the “Registration Statement”) of Energy XXI (Bermuda) Limited, a Bermuda corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement as originally filed by the Company on July 22, 2008 be accelerated so that the Registration Statement will become effective on Wednesday, September 10, 2008 at 4:00 p.m., New York time, or as soon as thereafter practicable. The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 8, 2008

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
David West Griffin
Chief Financial Officer